EXHIBIT 21

SUBSIDIARIES OF USEC Inc.

Name of Subsidiary	State of Incorporation

United States Enrichment Corporation	Delaware

USEC Services Corporation	Delaware

USEC Overseas, Inc.	U.S. Virgin Islands

NAC Holding Inc.	Delaware

NAC International Inc. (a subsidiary of NAC Holding Inc.)	Delaware